Exhibit 99.3

Roan Holdings Group Co., Ltd. Reports First Half 2021 Financial Results

BEIJING and HANGZHOU, China, December 30, 2021 /PRNewswire/ -- Roan Holdings Group Co., Ltd. (“Roan” or the “Company”) (OTC Pink: RAHGF and RONWF), a provider of diversified solutions in financial, insurance and healthcare related products and management services, today reported its unaudited financial results for the six months ended June 30, 2021.

First Half 2021 Highlights:

-	Net revenue of services decreased by 49% year-on-year from $0.65 million to $0.33 million

-	Total interest and fee income increased by 11% year-on-year from $1.13 million to $1.27 million during the first half of 2021

-	Total cash, equivalents and restricted cash grew from $14.38 million as of June 30, 2020 to $33.19 million as of June 30, 2021

-	Working capital increased by $0.56 million to $49.23 million as of June 30, 2021, from $48.67 million as of December 31, 2020

	For the Six Months ended June 30
($ millions, except per share data, differences due to rounding)	2021	2020	% Change
Net revenues of services	$0.33	$0.65	(49)%
Total interest and fees income	$1.27	$1.13	12%
Operating income	$1.78	$2.01	(11)%
Net loss attributable to shareholders	$(0.53)	$(0.25)	(112)%
Net loss per share – Basic and Diluted	$(0.02)	$(0.01)	(100)%

Mr. Zhiyong Tang, Chief Executive Officer of Roan, commented, “The first half of fiscal 2021 results affirm the unquestionable value proposition we deliver and the success of our pipelined business strategies. Despite the Covid-19 pandemic having a lasting impact on our operational results, which is reflected in our net revenues of services, which were down by 49% year-on-year to $0.33 million, we managed to expand the total interest and fees income by 12% from $1.13 million to $1.27 million during the first half of 2021. In order to hedge against the unpredictable and continuous impact of the Covid-19 pandemic on our business operations, we continued to focus on upgrading our ability to serve operation of diverse industries via our cooperation resources and marketing channel advantages that have been accumulated over the years. We will actively promote technology empowerment and cross-platform cooperation strategies, which are core to the development of our cultural tourism and big health ecosystem-related business. Such initiatives will lay solid foundation for our financial performance next year and have already helped us contain net loss at $0.53 million during the first half of 2021.”

“We entered into several joint venture partnerships with cultural tourism, health technology, new energy and multimedia technology partners during the past several months in our commitment to engage in the upside trend of global health and cultural tourism consumption, and new energy storage industries and to further improve our product and service roadmap for individual and household consumers, as well as for emerging industries alike.”

“Through strategic restructuring, core technology and product acquisition, and corporate team consolidation and optimization, we managed to increase our business development momentum and commercialization efficiency. We hired senior advisors with extensive experience from top tier institutions to guide and streamline our current and future business trajectory.”

“Moving into the fiscal year 2022, we remain committed to providing industrial operation services by leveraging our cooperation channels and marketing resources. We are confident that by securing core technologies that help improve household consumption quality, providing professional services and innovative products, our strategies will further enable our growth, thus providing long-term values to our shareholders,” concluded Mr. Tang.

First Half 2021 Financial Results

Revenues

The following table presents our consolidated revenues from our main services for the six months ended June 30, 2021 and 2020, respectively:

($ millions, differences due to rounding)	For the Six Months ended June 30,
	2021	2020	Variance
	(Unaudited)	(Unaudited)	Amount	%
Consulting services relating to debt collection	$0.33	$0.63	$(0.30)	(48)%
Management and assessment service	-	0.02	(0.02)	(100)%
Healthcare service packages	-	0.05	(0.05)	(100)%
Revenues from services	$0.33	$0.70	$(0.37)	(53)%

Management and assessment services

Revenues from management and assessment services was $nil and $0.02 million for the six months ended June 30, 2021 and 2020, respectively. The primary reason of the decrease was that revenue from management and assessment services recorded during the six months ended June 30, 2020 was from the contracts obtained in 2019. Due to the change of our business focus, we did not engage in management and assessment services during the six months ended June 30, 2021 and 2020.

Consulting services relating to debt collection

Revenue from consulting services relating to debt collection was $0.33 million for the six months ended June 30, 2021, a decrease of $0.30 million, or 48%, as compared to $0.63 million for the same period of last fiscal year, which was mainly due to the negative impact of the COVID pandemic.

Revenue from healthcare service packages

Revenue from the health care service packages was $nil and $0.05 million for the six months ended June 30, 2021 and 2020, respectively.

Commission and fees on financial guarantee services

Commission and fees on financial guarantee services was $0.19 million and $0.19 million for the six months ended June 30, 2021 and 2020, respectively, reflecting a small increase for business development.

Provision for financial guarantee services

Provisions for financial guarantee services was $0.02 million for the six months ended June 30, 2021, as compared to recovery of provision for financial guarantee services of $0.04 million for the same period of last fiscal year.

Interest and fee income

Interest and fee income was $1.27 million, an increase of $0.14 million, or 12%, for the six months ended June 30, 2021, as compared to $1.13 million for the same period of 2020. The increase was mainly due to an increase of $0.06 million in interest income from loans due from third parties and an increase of $0.08 million in interest income on deposits with banks.

Operating expenses

Operating expenses decreased by $0.33 million, or 14%, to $2.11 million for the six months ended June 30, 2021, as compared to $2.44 million for the same period of last fiscal year.

Income/loss from operations

Loss from operations was $0.47 million for the six months ended June 30, 2021, an increase of $0.05 million compared to $0.42 million for the same period of fiscal year 2020.

Net loss

As a result of the above mentioned, we had a net loss of $0.53 million for the six months ended June 30, 2021, as compared to $0.25 million for the same period of last fiscal year.

Cash and cash equivalents

Cash and cash equivalents were $2.26 million as at June 30, 2021, reflecting a decrease of $2.67 million from $4.93 million as at December 31, 2020, primarily because of the repayment of bank loans of $2.94 million during the six months ended June 30, 2021.

Restricted cash in banks and other financial institutions increase by $5.06 million, from $25.87 million as of December 31, 2020 to $30.93 million as of June 30, 2021.

Working capital

Our working capital was $49.23 million as of June 30, 2021, an increase of $0.56 million, as compared to $48.67 million as of December 31, 2020, mainly due to a decrease in current liabilities during the six months ended June 30, 2021.

Recent developments

On December 20, 2021, the Company announced the appointment of Ms. Guiling Sun and Mr. Xiaoliang Liang as members of the Board, effective immediately. Mr. Liang also serves as the chair of the Nominating/Corporate Governance Committee.

On November 18, 2021, the Company announced that its subsidiary, FINE C+ Interactive Technology (Hangzhou) Limited, has signed a cooperation agreement with Beijing Liuxinghuoyu Technology Co., Ltd., a subsidiary of Harvest Horn (Beijing) Marketing Co., Ltd., to set up an entertainment technology joint venture focusing on expanding its theme park business. On December 22, 2021, FINE C+ Entertainment Technology (Hangzhou) Limited was registered in Hangzhou.

On November 15, 2021, the Company announced that its subsidiary, Yifu Health Industry (Ningbo) Co., Ltd., has signed a cooperation agreement with Hangzhou Weiche Info Tech Co., Ltd., a national high-tech company focused on the travel services and parking payment realization services, in order to further the development of Roan’s growth strategies on its lifestyle consumer services business.

On October 18, 2021, the Company announced that it has signed a cooperation agreement with Flourishing Technology Inc. and media interactive technology experts to set up a joint venture, FINE C+ Interactive Technology (Hangzhou) Limited, to jointly develop cultural and tourism services, education development industry business and personal finance services.

On October 14, 2021, the Company announced that its subsidiary, Yifu Health Industry (Ningbo) Co., Ltd. has signed a cooperation agreement with Smart Cloud Technologies Holding (Beijing) Co., Ltd., a blockchain and AI healthcare data security solutions provider, and Shanghai Jingmu Information Technology Co. Ltd., a critical disease medical consultation firm, to set up a joint venture to provide online medical consultation and traditional Chinese medicine targeting international health markets.

On September 30, 2021, the Company announced that it has signed a cooperation agreement with Shenzhen Geile Information Technology Co., Ltd. (formerly, “Shenzhen Harvest Business Ltd., Co.”), a consumer reward rights and interests system operator in China, to jointly set up a consumer payment technology joint venture that offers lifestyle consumer services including cross-platform clearing and settlement services for consumer reward rights and interests.

On August 31, 2021, the Company announced the appointment of Mr. Zhiyong Tang as the Chief Executive Officer, Mr. Wenhao Wang as the Chief Financial Officer, Mr. Yuebo Zhang as the Executive President managing the Company’s consumer services and international business, and Mr. Fengsong Wan as a Senior Vice President responsible for Company’s healthcare business. Mr. Tang succeeded Mr. Junfeng Wang who resigned from his position as the Chief Executive Officer.

On August 12, 2021, the Company announced the appointment of Mr. Junfeng Wang as the Chairman of the Board. Simultaneously with the appointment, Mr. Zhigang Liu resigned from his position as Chairman of the Board due to personal reasons.

On July 27, 2021, the Company announced that it has signed an cooperation agreement with Beijing Auvgo International Travel Technology Co. Ltd., a travel service provider in China, to form a joint venture, Zhejiang Yijia Travel Digital Technology Co. Ltd., to jointly develop business travel services.

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. (OTC Pink: RAHGF and RONWF) is a financial, insurance and healthcare related solutions company serving individuals and micro-, small- and medium-sized enterprises (“MSMEs”) in China. Roan provides health management, assets management, and insurance, healthcare and consumer financing services to employees of large institutions. Roan has offices in Hangzhou and Beijing and subsidiaries in Hangzhou, Ningbo, Guangzhou, Shaoxing and Tianjin. For more information, please visit: www.roanholdingsgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors are included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations Firm:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Cash and cash equivalents	$2,258,679	$4,932,048
Restricted cash	30,933,928	25,875,556
Accounts receivables, net	5,507,862	6,939,352
Inventories	32,678	30,348
Loan receivables due from third parties	21,092,419	17,670,652
Due from related parties	105,183	94,023
Other current assets	68,651	3,502,550
Other receivables	548,574	3,545,753
Total current assets	60,547,974	62,590,282

Pledged deposits	380,816	462,835
Property and equipment, net	40,949	65,073
Intangible assets, net	3,508,533	3,977,867
Right of use assets	104,145	346,017
Goodwill	261,087	261,087
Total non-current assets	4,295,530	5,112,879

Total Assets	$64,843,504	$67,703,161

LIABILITIES
Customer pledged deposits	$7,744	$7,664
Unearned income	111,613	130,772
Reserve for financial guarantee losses	601,121	579,364
Dividends payable	480,000	480,000
Tax payable	2,072,195	1,767,214
Due to related parties	282,624	281,369
Warrant liabilities	41,707	13,977
Operating lease liabilities, current portion	126,861	191,643
Accrued expenses and other liabilities	1,707,952	1,642,060
Bank loans	5,883,902	8,826,054
Total current liabilities	11,315,719	13,920,117

Operating lease liabilities, noncurrent portion	-	102,767
Deferred tax liabilities	571,960	793,848
Total non-current Liabilities	571,960	896,615

Total Liabilities	$11,887,679	$14,816,732

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Share, no par value, unlimited shares authorized; 25,287,851 and 25,287,851 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	-	-
Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 and 715,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	$11,368,527	$11,025,327
Class B convertible preferred shares, no par value, unlimited shares authorized; 291,795,150 and 291,795,150 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	31,087,732	31,087,732
Additional paid-in capital	3,312,189	3,312,189
Statutory reserve	202,592	202,592
Accumulated deficit	(15,200,915)	(14,330,288)
Accumulated other comprehensive income	2,613,680	2,310,369
Total Roan Holdings Group Co., Ltd.’s Shareholders’ Equity	$33,383,805	$33,607,921

Noncontrolling interests	19,572,020	19,278,508
Total Equity	52,955,825	52,886,429
Total Liabilities and Equity	$64,843,504	$67,703,161

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)

Revenue from services	$330,788	$649,587
Revenue from healthcare service packages	-	52,319
Cost of Revenue	-	(48,036)
Net revenue of services	330,788	653,870

Commission and fees on financial guarantee services	191,920	187,505
(Provision) recovery of provision for financial guarantee services	(15,586)	38,055
Commission and fee income on guarantee services, net	176,334	225,560

Interest and fees income
Interest income on loans due from third parties	998,827	942,264
Interest income on deposits with banks	271,212	190,121
Total interest and fees income	1,270,039	1,132,385

Operating income	1,777,161	2,011,815

Operating expenses
Salaries and employee surcharges	564,110	598,999
Other operating expenses	1,514,281	1,836,842
Changes in fair value of warrant liabilities	27,729	2,631
Total operating expenses	2,106,120	2,438,472

Other income (expenses)
Other income (expenses), net	(155,633)	7,664
Interest income (expenses), net	11,127	879
Total other income (expenses)	(144,506)	8,543
Loss before income taxes	(473,465)	(418,114)

Income tax benefit	13,068	592,521

Net (loss) income	(460,397)	174,407
Less: Net loss attributable to noncontrolling interests	(67,030)	(420,663)
Net loss attributable to Roan Holding Group Co., Ltd.’s shareholders	$(527,427)	$(246,256)

Comprehensive income (loss)
Net loss	(460,397)	174,407)
Foreign currency translation	529,793	2,222,871
Less: Comprehensive loss attributable to noncontrolling interests	(226,482)	(1,129,889)
Total comprehensive income attributable to Roan Holdings Group Co., Ltd.’s shareholders	$(157,086)	$1,267,389

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887
Loss per share
Net loss per share – Basic and Diluted	$(0.02)	$(0.01)

ROAN HOLDINGS GROUP CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)

Cash Flows from Operating Activities:
Net (loss) income	$(460,397)	$174,407
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expenses	539,327	577,139
Bad debt provision	330,573	338,814
Provision (recovery of provision) for financial guarantee losses	15,586	(38,055)
Deferred tax benefits	(219,226)	(851,408)
Changes in fair value of warrant liabilities	27,730	2,631
Loss (gain) from lease modification	20,386	(7,055)
Accretion of finance leases	4,900	7,244
Changes in operating assets and liabilities:
Accounts receivables	1,112,931	(6,039,350)
Inventories	(2,330)	-
Other current assets	3,419,669	3,156,547
Other receivables	2,997,179	(3,343,895)
Pledged deposits and other non-current assets	82,099	5,044,909
Advances from customers	(19,159)	(10,734)
Tax payable	304,981	67,099
Accrued expenses and other liabilities	67,147	1,182,426
Net Cash Provided by Operating Activities	8,221,396	260,719

Cash Flows from Investing Activities:
Disbursement of loans to third parties	(3,433,781)	(18,504,614)
Redemption of short-term investment	-	8,610,796
Payment of due from related party	(11,160)	(140,531)
Net Cash Used in Investing Activities	(3,444,941)	(10,034,349)

Cash Flows from Financing Activities:
Repayment of bank loans	(2,942,152)	-
Payment of lease liabilities	(13,320)	(111,785)
Net Cash Used in Financing Activities	(2,955,472)	(111,785)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash in banks	564,020	2,123,282

Net increase (decrease) in cash, cash equivalents, and restricted cash in banks	2,385,003	(7,762,133)
Cash, cash equivalents, and restricted cash in banks at beginning of year	30,807,604	22,145,525
Cash, cash equivalents, and restricted cash in banks at end of year	$33,192,607	$14,383,392

Supplemental Cash Flow Information
Cash paid for interest expense	$146,215	$-
Cash paid for income taxes	$-	$179,373

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	June 30, 2021	June 30, 2020
Cash and cash equivalents	$2,258,679	4,723,231
Restricted cash in banks	30,933,928	9,660,161
Total cash, cash equivalents and restricted cash	$33,192,607	14,383,392